UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris

France

+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104	13D	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES	7	SOLE VOTING POWER 456,867
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 623,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 456,667
WITH	10	SHARED DISPOSITIVE POWER 623,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,706,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104	13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES	7	SOLE VOTING POWER 45,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 623,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 45,000
WITH	10	SHARED DISPOSITIVE POWER 623,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,295,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104	13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ispat International Investments, S.L., Sociedad Unipersonal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 98,250,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 98,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104	13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mittal Investments S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 525,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 525,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104	13D	Page 6 of 15

This Amendment No. 3 (the “Third Amendment”) to Schedule 13D amends and supplements Amendment No. 2 to Schedule 13D, filed November 20, 2007 (the “Second Amendment”), Amendment No. 1 to Schedule 13D, filed August 30, 2006 (the “First Amendment”), as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Statement), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). The principal executive offices of ArcelorMittal are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, capitalized terms used but not defined in this Third Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), Ispat International Investments, S.L., Sociedad Unipersonal, a company organized under the laws of Spain (“International”), and Mittal Investments S.à r.l. (formerly known as Mittal Steel S.a.r.l.), a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”, together with International, Mr. Mittal and Mrs. Mittal, the “Reporting Persons” and each, a “Reporting Person”).

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is CEO and Chairman of the Board of Directors of ArcelorMittal.

Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

International

International is a company organized under the laws of Spain. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International. The address of the principal office of International is Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain. International is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of International and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than International, as the case may be, for which such information is set forth.

LuxCo

LuxCo is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of LuxCo. The address of the principal office of LuxCo is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg, Luxembourg. LuxCo is a company whose primary business is to act as a holding company for investments made by its shareholders.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer

CUSIP No. 03938L104	13D	Page 7 of 15

and director of LuxCo and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than LuxCo, as the case may be, for which such information is set forth.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A and B to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

No ArcelorMittal Shares were acquired since the filing of the Second Amendment, except that Mr. Mittal purchased 200 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plan 2008. While Mr. Mittal has voting power over such shares, he does not have the power to dispose of such shares until they become unrestricted in November 2011. The purchase price for these 200 shares was $9,984, paid from personal funds. Differences in share ownership between this Third Amendment and the Second Amendment are the result of the number of options which could have been exercised within 60 days of the filing of the Second Amendment and the number of options that may be exercised within 60 days of the filing of this Third Amendment, the decrease in the total number of outstanding shares in ArcelorMittal as a result of share buyback programs undertaken by ArcelorMittal, and the purchase of restricted shares by Mr. Mittal as described above. No options have been exercised since the filing of the Statement.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The description of the Memorandum of Understanding (the “MOU”) set forth in Item 6 of this Third Amendment below is incorporated herein by reference.

Pursuant to the terms of the MOU, the parties to that agreement agreed that after the completion of the Offer for Arcelor, Mittal Steel would merge with and into Arcelor, with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg. Mittal Steel and Arcelor ultimately decided to effect this merger in two steps so as to enable Mittal Steel to comply more rapidly and efficiently with part of the MOU undertakings.

As described in Item 6, on March 24, 2009, the Company entered into an underwriting agreement with Caylon and Société Générale as joint lead managers (the “Managers”) in connection with the offering of up to €1,249,999,998.75 7.25% bonds due 2014 (the “Convertible Bonds”) convertible and/or exchangeable into existing or new shares of the Company (the “Offering”). In connection with the underwriting agreement for the Convertible Bonds, certain of the Reporting Persons executed Lock-up Letters and an Undertaking Letter (each as defined below) relating to shares owned by the Reporting Persons.

The description of the Lock-up Letters and the Undertaking Letter set forth in Item 6 of this Third Amendment below is incorporated herein by reference. Each of the Reporting Persons disclaims membership in any “group” with any the Managers or any other manager in the Offering.

Each of the Reporting Persons intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, the Lock-Up Letters and the Undertaking Letter, (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the

CUSIP No. 03938L104	13D	Page 8 of 15

results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of ArcelorMittal, or the disposition of securities of ArcelorMittal;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ArcelorMittal or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of ArcelorMittal or of any of its subsidiaries;

(d) Any change in the present board of directors or management of ArcelorMittal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of ArcelorMittal;

(f) Any other material change in ArcelorMittal’s business or corporate structure;

(g) Changes in ArcelorMittal’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ArcelorMittal by any person;

(h) A class of securities of ArcelorMittal being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of ArcelorMittal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) International is the owner of 98,250,000 ArcelorMittal Shares, representing 7.2% of the ArcelorMittal Shares outstanding.

LuxCo is the owner of 525,000,000 ArcelorMittal Shares, representing 38.4% of the ArcelorMittal Shares outstanding.

Mr. Mittal is the direct owner of 30,000 ArcelorMittal Shares and holds options to acquire an additional 426,667 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 200 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plan 2008, but does not have the power to dispose of such shares until they become unrestricted in November 2011. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mr. Mittal is the beneficial owner of 623,706,867 ArcelorMittal Shares, representing 45.6% of the ArcelorMittal Shares outstanding.

Mrs. Mittal is the direct owner of 5,000 ArcelorMittal Shares and holds options to acquire an additional

CUSIP No. 03938L104	13D	Page 9 of 15

40,000 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mrs. Mittal is the beneficial owner of 623,295,000 ArcelorMittal Shares, representing 45.6% of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,366,002,278 ArcelorMittal Shares outstanding as of December 31, 2008.

(b) International has the power to vote or to direct the vote or dispose or direct the disposition of 98,250,000 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of International. As a result, International shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 98,250,000 ArcelorMittal Shares, representing 7.2% of the ArcelorMittal Shares outstanding.

LuxCo has the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of LuxCo. Accordingly, LuxCo shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, representing 38.4% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 30,000 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 426,667 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 200 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plan 2008, but does not have the power to dispose of such shares until they become unrestricted in November 2011. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares with each of them as described in the preceding two paragraphs) and accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,706,867 ArcelorMittal Shares, representing 45.6% of the ArcelorMittal Shares outstanding.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 5,000 ArcelorMittal Shares that she owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 40,000 ArcelorMittal Shares that are the subject of the options she holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares with each of them as described in the first two paragraphs of this Item 5(b)) and accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 623,295,000 ArcelorMittal Shares, representing 45.6% of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,366,002,278 ArcelorMittal Shares outstanding as of December 31, 2008.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons. Approximately 6.7% of the shares held by the Reporting Persons (approximately 3.1% of the total number of ArcelorMittal shares outstanding) are subject to a pledge with customary terms and conditions in connection with a transaction entered into by Luxco.

(e) Not applicable.

CUSIP No. 03938L104	13D	Page 10 of 15

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Memorandum of Understanding

On June 25, 2006, the Reporting Persons entered into a Memorandum of Understanding (the “MOU”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for all of the outstanding Arcelor shares, ADSs and OCEANES due 2017 (the “Offer”), pursuant to which the Reporting Persons agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters. Certain provisions of the MOU relating to corporate governance were incorporated into the Articles of Association of the Company at the extraordinary general meeting of shareholders on November 5, 2007.

The parties to the MOU agreed that until August 1, 2009, subject to Mr. and Mrs. Mittal (collectively, the “Significant shareholder”) owning or controlling at least 15% of the outstanding share capital of the Company, the Significant shareholder is entitled to elect to the Board of Directors a maximum of six directors comprised of three directors affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Thereafter, the Significant shareholder will be entitled to representation on the Board of Directors in proportion to its shareholding in the Company. The parties also agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it owned or controlled following completion of the Offer, subsequent offer and compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

Once the Significant shareholder exceeds (i) the percentage of shares in the Company owned or controlled by the Reporting Persons following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit, as the case may be, as a consequence of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

On March 14, 2008, the Board of Directors unanimously acknowledged that the Company’s 44 million share buy-back program (which was unanimously approved by the Board of Directors) may lead the Significant shareholder to cross the 45% threshold provided in the MOU as described above.

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Finally, the Significant shareholder is also permitted to own and vote shares in excess of (i) the percentage of shares in the Company owned or controlled by the Reporting Persons following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (ii) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

During the five-year period following the settlement date of the Offer (that is, until August 1, 2011), the Significant shareholder agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

The foregoing summary of the terms of the MOU should be read in conjunction with the full text of the MOU and the summary of the amendments thereto, copies of which are included as Exhibit 4 and Exhibit 6, respectively, to this Statement and are incorporated herein by reference.

Shareholder’s Agreement

A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by the Company (through its predecessor, Ispat International N.V.), LNM Holdings S.L., (subsequently renamed Ispat International Investments, S.L., Sociedad Unipersonal) and Mr. Mittal (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others. The Shareholder’s Agreement previously contained certain transfer restrictions on the Mittal Steel class B common shares which are no longer applicable following the merger of Mittal Steel into ArcelorMittal as all class B common shares disappeared in that merger.

The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Lock-Up Letters and Undertaking Letter

As discussed in Item 4 above, on March 24, 2009, the Company entered into an underwriting agreement with the Managers in connection with the Convertible Bonds Offering. The underwriting agreement for the Convertible Bonds provided as a closing condition that Luxco and International each execute a lock-up letter (collectively, the “Lock-up Letters”) whereby they would each agree not to (and not to announce the intention to) issue, offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of the Company owned by them for a period of 90 days from the closing date of the offering (April 1, 2009), subject to certain limited exceptions or the prior written consent of the Managers.

Concurrently with the execution of the Lock-up Letters, and also in connection with the underwriting agreement referenced above, Mr. Mittal and Mrs. Mittal signed and delivered a letter undertaking to the Managers (the “Undertaking Letter”). In the Undertaking Letter Mr. Mittal and Mrs. Mittal undertook to, if appropriate, and in their capacity as direct or indirect shareholders of the Company, cause a shareholders meeting of the Company to be convened in accordance with applicable law in order to vote on a resolution to (i) approve authorized share capital of

CUSIP No. 03938L104	13D	Page 12 of 15

the Company sufficient in amount and duration to allow the conversion of the Convertible Bonds into new shares of the Company and (ii) delegate authority to the board of directors of the Company to cancel preferential subscription rights of existing shareholders for the purpose of the conversion of the Convertible Bonds into new shares. Mr. Mittal and Mrs. Mittal further agreed to vote any shares of the Company that they directly or indirectly own in favor of the resolution described in the preceding sentence.

The foregoing summary of the terms of the Lock-up Letters and the Undertaking Letter are qualified in their entirety by reference to the full text of the Lock-Up Letter and the Undertaking Letter, copies of which are included as Exhibits 5 and 7 to this Statement and are incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal. Approximately 6.7% of the shares held by the Reporting Persons (approximately 3.1% of the total number of ArcelorMittal shares outstanding) are subject to a pledge with customary terms and conditions in connection with a transaction entered into by Luxco.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Joint Filing Agreement, dated as of December 22, 2004, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., Sociedad Unipersonal and Mittal Steel S.à.r.l.
2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.

3*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
4**

Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à.r.l. and ISPAT International Investments S.L.

5	Lock-up Letters of each of Mittal Investments S.à.r.l. and Ispat International Investments SL, dated April 1, 2009 (filed herewith)
6***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
7	Letter undertaking of Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, dated April 1, 2009, regarding an undertaking to vote in favor of certain shareholder resolutions of the Company (filed herewith)

* Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

** Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K filed with the Commission on June 29, 2006.

*** Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2009

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL
By:	/s/ Sudhir Maheshwari
Name: Sudhir Maheshwari
Title: Director

By:	/s/ Petronella H. Merks
Name: Petronella H. Merks
Title: Director

MITTAL INVESTMENTS S.À.R.L.
By:	/s/ Sanjay Shukla
Name: Sanjay Shukla
Title: Director

Universal Management Services S.à.r.l. as Manager
By:	/s/ Benoit Nasr
Name: Benoit Nasr
Title: Manager

By:	/s/ Ruth Brand
Name: Ruth Brand
Title: Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING ISPAT INTERNATIONAL INVESTMENTS, S.L., SOCIEDAD UNIPERSONAL

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Group Management Board Member, ArcelorMittal	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India
Ms. Petronella H. (Nanette) Merks	Hofplein 20, 15th Floor, 3032 AC Rotterdam, Netherlands	Executive, Mittal Investments	Hofplein 20, 15th Floor, 3032 AC Rotterdam, Netherlands	Netherlands
Mr. Jaime Dominguez Salgado	Emilio Castelar 4-5, Oficina 307, 35007, Las Palmas, Gran Canaria, Spain	Executive, MUNDIAUDIT SL	Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Spain

A-1

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING MITTAL INVESTMENTS S.À.R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	Vice President, Finance, Mittal Investments	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	British
Mr. Sanjay Shukla	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	Executive, Mittal Investments	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	India
Universal Management Services S.à.r.l.	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Corporate entity that serves as a company director	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Luxembourg

B-1